UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Result of Acquisition of Treasury Shares

1.	Relating Report Submission Date : 11 May, 2023 (Title : Decision to Acquire of Treasury Shares)

2.	Period of acquisition : From July 27, 2023 to July 31, 2023

3.	Result of acquisition

Types of shares	Numbers		Acquisition price per share*	Total amount of acquisition *
	Ordered	Acquired
Common shares	4,994	4,994	KRW 31,350	KRW 156,561,900

*	The method of acquisition is over-the-counter acquisitions, not by broker-dealers.
*	The purpose of the acquisition is to acquire treasury shares due to the cancellation of long-term performance shares previously paid.
*	The number of shares acquired is 4,994 shares as disclosed in the 6-K Decision to Acquire Treasury Shares on May 11, 2023.
*	Acquisition price per share is the closing price on the day before the BOD decision to acquire treasury shares.
*	The total amount of the purchase price is the number of shares acquired multiplied by the purchase price per share.

4.	Matching the result of acquisition against the information on acquisition reporting

(Unit : Share)
Numbers of shares to be acquired		Numbers of shares acquired		Match or not
Common shares	Other shares	Common shares	Other shares
4,994		4,994		Matching

5.	Treasury Shares after the Acquisition

(Unit : million KRW, Share, %)
Types of shares	Treasury Shares Under the Regulation of of Act 3 of Article 165			Treasury Shares Under the Trust contract of Act 3 of Article 165			Total
	Numbers	%	Amount	Numbers	%	Amount	Numbers	%	Amount
Common shares	4,942,434	1.89	197,989	9,755,952	3.74	300,086	14,698,386	5.63	498,075